

Mail Stop 3561

November 21, 2016

John M. Duffey
President and Chief Executive Officer
Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, Texas 75050

> **Re: Six Flags Entertainment Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-13703**

Dear Mr. Duffey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure